As filed with the Securities and Exchange Commission on August 17, 2016
File No. 812-XX

UNITED STATES OF AMERICA
BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment
Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and
22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act, to amend a prior order for exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

The Vanguard Group, Inc.	Vanguard Municipal Bond Funds
Vanguard Marketing Corporation	Vanguard New Jersey Tax-Free Funds
Vanguard Admiral Funds	Vanguard New York Tax-Free Funds
Vanguard Bond Index Funds	Vanguard Ohio Tax-Free Funds
Vanguard California Tax-Free Funds	Vanguard Pennsylvania Tax-Free Funds
Vanguard Charlotte Funds	Vanguard Quantitative Funds
Vanguard Chester Funds	Vanguard Scottsdale Funds
Vanguard Convertible Securities Fund	Vanguard Specialized Funds
Vanguard Explorer Fund	Vanguard STAR Funds
Vanguard Fenway Funds	Vanguard Tax-Managed Funds
Vanguard Fixed Income Securities Funds	Vanguard Trustees’ Equity Fund
Vanguard Horizon Funds	Vanguard Valley Forge Funds
Vanguard Index Funds	Vanguard Variable Insurance Funds
Vanguard International Equity Index Funds	Vanguard Wellesley Income Fund
Vanguard Malvern Funds	Vanguard Wellington Fund
Vanguard Massachusetts Tax-Exempt	Vanguard Whitehall Funds
Funds	Vanguard Windsor Funds and
Vanguard Money Market Reserves	Vanguard World Fund
Vanguard Montgomery Funds
Vanguard Morgan Growth Fund

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Brian P. Murphy, Esq.	W. John McGuire, Esq.
The Vanguard Group, Inc.	Michael Berenson, Esq.
Mail Stop V26	Morgan, Lewis & Bockius LLP
P.O. Box 2600	1111 Pennsylvania Ave. N.W.
Valley Forge, PA 19482-2600	Washington, D.C. 20004-2541
Page 1 of 43 sequentially numbered pages (including exhibits)

DB3/ 201028270.1

I.	INTRODUCTION			5
	A.	Summary of the Application		5
	B.	Comparability to Prior Commission Orders		6
II.	THE APPLICANTS			7
	A.	The Trusts		7
	B.	The Adviser		8
	C.	The Distributor		9
III. APPLICANTS’ PROPOSAL				9
	A.	Operation of the Funds		9
		1.	Capital Structure and Voting Rights; Book-Entry	10
		2.	Investment Objectives	10
		3.	Implementation of Investment Strategy	11
		4.	Depositary Receipts	11
		5.	Listing Market	12
	B.	Purchases and Redemptions of a Fund and Creation Units		13
		1.	Composition of Creation Baskets	14
		2.	Clearance and Settlement of Creation and Redemption Transactions	17
		3.	Pricing of a Fund	21
	C.	Likely Purchasers of Fund		21
	D.	Disclosure Documents		22
	E.	Sales and Marketing Materials		23
	F.	Availability of Information Regarding a Fund		23
	G.	Operational Fees and Expenses; Shareholder Transaction Expenses		25
	H.	Shareholder Reports		25
IV. IN SUPPORT OF THE APPLICATION				26
V.	REQUEST FOR ORDER			28
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		28

DB3/ 201028270.1			2

TABLE OF CONTENTS
(continued)

		Page

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	30
C.	Exemption from the Provisions of Section 22(e)	33
D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	36
VI. EXPRESS CONDITIONS TO THIS APPLICATION		39
VII. NAMES AND ADDRESSES		40
VIII. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES		41

DB3/ 201028270.1	3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - x
In the matter of	:	Application
	:	for an Order under Section 6(c)
	:	of the Investment Company Act
	:	of 1940 (“Act”) for an exemption from Sections
The Vanguard Group, Inc.	:	2(a)(32), 5(a)(1), 22(d) and
Vanguard Marketing Corporation and	:	22(e) of the Act and Rule 22c-1 under the
Vanguard Admiral Funds	:	Act, under Sections 6(c) and (17)(b)
Vanguard Bond Index Funds	:	of the Act, for an exemption from
Vanguard California Tax-Free Funds	:	Sections 17(a)(1) and (a)(2) of the Act and
Vanguard Charlotte Funds	:	under Section 12(d)(1)(J) of the Act to amend
Vanguard Chester Funds	:	a prior order for exemptions from Sections 12(d)(1)(A)
Vanguard Convertible Securities Fund	:	and 12(d)(1)(B) of the Act.
Vanguard Explorer Fund	:
Vanguard Fenway Funds	:
Vanguard Fixed Income Securities Funds	:	File No. 812-XX
Vanguard Horizon Funds	:
Vanguard Index Funds	:
Vanguard International Equity Index
Funds	:
Vanguard Malvern Funds	:
Vanguard Massachusetts Tax-Exempt Funds	:
Vanguard Money Market Reserves	:
Vanguard Montgomery Funds	:
Vanguard Morgan Growth Fund	:
Vanguard Municipal Bond Funds	:
Vanguard New Jersey Tax-Free Funds	:
Vanguard New York Tax-Free Funds	:
Vanguard Ohio Tax-Free Funds	:
Vanguard Pennsylvania Tax-Free Funds	:
Vanguard Quantitative Funds	:
Vanguard Scottsdale Funds	:
Vanguard Specialized Funds	:
Vanguard STAR Funds	:
Vanguard Tax-Managed Funds	:
Vanguard Trustees’ Equity Fund	:
Vanguard Valley Forge Funds	:
Vanguard Variable Insurance Funds	:
Vanguard Wellesley Income Fund	:
Vanguard Wellington Fund	:
Vanguard Whitehall Funds	:
Vanguard Windsor Funds	:
Vanguard World Fund	:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - x

DB3/ 201028270.1		4

I. INTRODUCTION

A. Summary of the Application

In this application (“Application”), The Vanguard Group, Inc. (“VGI” ), Vanguard Marketing

Corporation (“VMC” or “Distributor”) and the various trusts that are listed as applicants to this application (“Trusts,” and collectively with VGI and VMC, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from

Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c)

and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section

12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the

“Order”). Applicants are requesting relief with respect to future series of the Trusts or other open-end management investment companies that may be created in the future and that will offer and operate a series with an actively-managed portfolio and exchange-traded shares (such series hereafter referred to as a “Fund” or “Funds”).1 The Order would permit, among other things, (a) an actively-managed open-end investment company to issue exchange-traded shares (“ETF Shares”) that are redeemable in large aggregations only (“Creation Units”); (b) secondary market transactions in ETF Shares at negotiated prices on a national securities exchange (“Listing Market”), as defined in Section 2(a)(26) of the Act,

rather than at net asset value (“NAV”); (c) certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption; and

(d) certain affiliated persons of the Funds and affiliated persons of such affiliated persons (“second tier

1 All entities that may rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the application.

DB3/ 201028270.1

affiliates”) to buy securities from, and sell securities to, the Funds in connection with the in-kind purchase and redemption of Creation Units (collectively referred to as the “ETF Relief”).

Applicants also seek to amend a prior order under Section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under sections 6(c) and 17(b) for exemptions from section 17(a) of the Act (the “Prior 12(d)(1) Order”).2 Specifically, Applicants hereby request that the

Funds be permitted to rely on the Prior 12(d)(1) Order to the same extent as the VIPER Funds (as defined in the Prior 12(d)(1) Order). Applicants assert that the protective terms and conditions of the Prior

12(d)(1) Order would be as effective with respect to the Funds as with the VIPER Funds notwithstanding that (a) the Fund would not be known as “VIPER Shares;” (b) the Funds would be actively-managed rather than index funds; and (c) the Fund would not be offered as a share class of a series offering multiple share classes. Any Fund that relies on the Prior 12(d)(1) Order will comply with the terms and conditions therein.

B. Comparability to Prior Commission Orders

The requested relief is very similar to the relief granted by the Securities and Exchange Commission (the

“Commission”) to other actively managed exchange-traded funds (“ETFs”), including New York Alaska

ETF Management LLC, et al., and Nuveen Fund Advisors, LLC, et al. (the “Prior Actively Managed ETF

Orders”).3

II. THE APPLICANTS

2 Vanguard Index Funds, et al. (File No. 812-13157), Investment Company Act Release Nos. 27314 (May 26,
2006) (notice) and 27386 (May 31, 2006) (order).

3 New York Alaska ETF Management LLC, et al., File No. 812-14419, Investment Company Act Release Nos.
31667 (June 12, 2015) (notice) and 31709 (July 8, 2015) (order); Nuveen Fund Advisors, LLC, et. al., 812-14428,
Investment Company Act Release Nos. 31664 (June 8, 2015) (notice) and 31705 (July 6, 2015 (order).

DB3/ 201028270.1

A. The Trusts

Each of the Trusts is organized as a Delaware statutory trust and is registered under the Act as an open-

end management investment company. Each Trust is authorized to offer an unlimited number of series/Funds. The Trusts offer and sell their securities pursuant to registration statements on Form N-1A filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”). Each Fund

will (a) be advised by VGI or an entity controlling, controlled by or under common control with VGI

(each such entity or any successor thereto, an “Adviser”) and (b) comply with the terms and conditions stated in this Application.4 Each Fund will operate as an actively-managed ETF.

Applicants propose that the Funds be permitted to issue ETF Shares if so authorized by their respective boards of trustees (“Boards”). Each Fund will have distinct investment strategies that are different from those of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an

“active” management strategy. Each Fund will invest in accordance with its investment objective and the requirements of the Act and the rules thereunder. Each Fund will consist of a portfolio of securities

(including fixed income securities and/or equity securities), as well as currencies traded in the U.S and/or

non-U.S. markets and other assets and positions (“Portfolio Positions”). If a Fund invests in derivatives,

then (a) the Fund’s Board will periodically review and approve the Fund’s use of derivatives and how the

Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives and (b)

the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

Each Fund will adopt certain fundamental policies consistent with the Act. It is anticipated that each

4 For the purposes of the Order, “successor” is limited to an entity that would result from reorganization into another jurisdiction or a change in the type of business organization.

DB3/ 201028270.1

Fund will be classified as “diversified” under the Act. However, one or more Funds may be classified as a “non-diversified company” under the Act.5 Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company”

(“RIC”) for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), in order to relieve each Fund of any liability for federal income tax to the extent that its earnings are distributed to shareholders.6

B. The Adviser

An Adviser will be the investment adviser to the Funds. VGI is a Pennsylvania corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and as a transfer agent under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). VGI is wholly and jointly owned by 35 investment companies, each of which is a party to this Application. Any

Adviser will be registered under the Advisers Act. An Adviser may enter into a sub-advisory agreement with one or more affiliated or unaffiliated investment advisers, each of which may serve as a sub-adviser to a Fund (each, a “Sub-Adviser”). Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act or, alternatively, will not be subject to registration under the Advisers Act. Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the 1940 Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be

“investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the 1940 Act, closed-end

5 See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,” appropriate risk disclosure will be included in the Fund’s registration statement.

6 A Fund may invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction (a “Wholly-Owned Subsidiary”) in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a RIC. In addition, each Trust reserves the right to create Funds which will not operate as RICs

DB3/ 201028270.1

funds and business development companies.

C. The Distributor

The Distributor is a wholly-owned subsidiary of VGI and a broker-dealer registered under the Exchange

Act. The Distributor will distribute a Fund’s shares on an agency basis. The Listing Market will not be affiliated with the Distributor, the Adviser, any Sub-Adviser, the Trusts, or any Fund.

III. APPLICANTS’ PROPOSAL

A. Operation of the Funds

1. Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per ETF Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state laws applicable to the Trust. A Fund will be registered in book-entry form only and the Funds will not issue individual share certificates. The Depository Trust

Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”),

or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of

ETF Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., broker-dealers, banks, trust companies and clearing companies) (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such

ETF Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly

DB3/ 201028270.1

exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial

Owner shall have the right to receive a certificate representing such ETF Shares. Conveyances of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC

Participants.

2. Investment Objectives

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income

Funds”) traded in the U.S. or non-U.S. markets. The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”) and Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) together are “Domestic Funds.”

Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Funds that invest in equity securities and fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend

Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”).

Funds that invest solely in foreign equity securities are “Foreign Equity Funds,” Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds,” and Funds that invest in both foreign equity and foreign fixed income securities are Foreign Blend Funds (and collectively with Foreign

Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

3. Implementation of Investment Strategy

An Adviser and any Sub-Adviser(s) will not disclose information concerning the identities and quantities

DB3/ 201028270.1

of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Positions, an Adviser and any Sub-Adviser(s) may disclose such information solely to the Chief Compliance Officer of the relevant Trust and other compliance personnel for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below)7 or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund’s custodian.

4. Depositary Receipts

Applicants anticipate that the Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depositary.8 A

7 The Adviser, any Sub-Adviser(s) and the Distributor, each have adopted a Code of Ethics as required under Rule
17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule
17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser has, and any Sub-Adviser(s)
will have, adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser, Sub-Adviser or any associated person, as well as compliance policies and procedures as required under Rule 206(4)-7 under the
Advisers Act. In accordance with the Adviser’s/any Sub-Adviser(s) Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of the Adviser and any Sub-Adviser(s)
with knowledge about the composition of a Creation Deposit (defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

8 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).
With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Listing Market or off-exchange. Rule 6620 of the Financial Industry Regulatory Authority (“FINRA”) requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the Underlying
Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or of an Adviser or any Sub-Adviser(s) or any Fund will serve as the Depositary for any Depositary Receipts held by a Fund.

DB3/ 201028270.1

Fund will not acquire any Depositary Receipts that an Adviser and any Sub-Adviser(s) deems to be illiquid or for which pricing information is not readily available.

5. Listing Market

After receiving authorization from its Board to offer the Fund, the Fund will submit an application to list

ETF Shares on a Listing Market.9 It is expected that one or more member firms of the Listing Market will maintain a market for the ETF Shares.10 As long as a Fund operates in reliance on the requested

Order, ETF Shares of the Fund will be listed on a Listing Market. The Fund may also be cross-listed on one or more foreign securities exchanges. Other than a market maker, no affiliated person or affiliated person of an affiliated person of a Fund will maintain a secondary market in ETF Shares.

B. Purchases and Redemptions of Fund and Creation Units

ETF Shares of each Fund will be issued in Creation Units expected to be of 25,000 or more shares. The

Funds will offer and sell Creation Units of the Fund through the Distributor on a continuous basis at the

NAV per ETF Share next determined after receipt of an order in proper form. The NAV of ETF Shares will be determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) on each

9 No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

10 If Funds are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Stock Exchange
(including NYSE Arca), one or more member firms of that Listing Market will act as Market Maker and maintain a market for the Fund trading on that Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in a Fund’s shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in a Fund to maintain a listing. In addition, on Nasdaq and NYSE
Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

DB3/ 201028270.1

day that the NYSE is open. A “Business Day” is defined as any day that the Fund is open for business,

including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on

Business Days. Applicants anticipate that the initial price of an ETF Share will range from $20 to $200 and that the initial price of a Creation Unit will range from $1,000,000 to $20,000,000. The ETF Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of ETF Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the

Distributor or by a Fund. Purchases and sales of ETF Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of an exchange-traded class of shares by means of bids and offers on the Listing Market in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by other ETFs whose individual securities all trade on a Listing Market. The price at which ETF Shares will trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at

NAV per ETF Share, which should ensure that ETF Shares will not trade at a material premium or discount in relation to NAV per ETF Share.

1. Composition of Creation Baskets

In order to keep costs low and permit each Fund to be as fully invested as possible, ETF Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. The ETF Shares will be redeemable in Creation Units on any Business Day. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase

DB3/ 201028270.1

Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their ETF Shares will receive an in-kind transfer of specified instruments

(“Redemption Instruments”).11 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the

Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),12 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;13 or

(c) TBA Transactions,14 short positions in securities (“Short Positions”), and other positions that cannot be transferred in kind15 will be excluded from the Creation Basket.16

11 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit
Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

12 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business
Day.

13 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

14 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, paramount and price. The actual pools delivered generally are determined two days prior to the settlement date.

15 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

16 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

DB3/ 201028270.1

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing

Amount”). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases,

all redemptions, or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant,17 the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;18

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming ETF Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the

Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not

17 The term “Authorized Participant” is defined below in Part III.B.2.

18 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis
(whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, an Adviser may be able to obtain better execution than ETF
Share purchasers because of an Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.
As a result, tax considerations may warrant in-kind redemptions.

DB3/ 201028270.1

eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds or Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers, or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i)

such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity;

(ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.19

Each Business Day, before the open of trading on the Listing Market, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount for that day. The published Creation Basket will apply until a new

Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

2. Clearance and Settlement of Creation and Redemption Transactions

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized

Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor.

Authorized Participants may be, but are not required to be, members of the Listing Market. Investors may obtain a list of Authorized Participants from the Distributor.

19 A “custom order” is any purchase or redemption of the Fund’s shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

DB3/ 201028270.1

Purchase orders for creations and redemptions of a Fund’s Creation Units will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement

(“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation

Units of Fund. The enhanced clearing process (the “NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the “DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units. Each Fund recoups some or all of the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming

Funds through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

For each Fund, the Transaction Fee will be limited to an amount that has been determined by an Adviser to be appropriate. The Transaction Fee covers certain expenses, for example, custodial costs and brokerage expenses. The purpose of the Transaction Fee is to protect the existing shareholders of the

Funds from the dilutive costs associated with the purchase and redemption of Creation Units. With respect to any Foreign or Global Funds, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Foreign Funds, Global Funds or

Fixed Income Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Foreign Funds or Global Funds must have international trading capabilities and must deposit the

DB3/ 201028270.1

Creation Deposit with the Fund “outside” the NSCC Process through the relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund or a Global Fund will operate as follows. The Authorized Participant, acting for itself or on another investor’s behalf, must submit an order to purchase one or more Creation Units to the Fund’s Distributor, in the form required by the Fund, by the Order Cut-Off Time on the Transmittal Date (as those terms are defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund or Global Fund. The Authorized

Participant will deliver to, in the case of a purchase (receive from, in the case of a redemption), the appropriate sub-custodians, on behalf of itself or the investor on whose behalf it is acting, the Deposit

Instruments or Redemption Instruments, as applicable, plus in either case any cash as determined in accordance with the procedures described in Section III.B.1 (a “Creation Deposit”).20

Creation Deposits must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required securities and/or cash have been delivered, the custodian will notify the

Adviser and the Distributor. The Distributor will then deliver a confirmation and Prospectus (if required by law) to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETF Shares. Except as described below, shares and Deposit

Instruments of Fixed Income Funds will clear and settle in the same manner as the shares and Deposit

Instruments of Equity Funds. The shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash

20 When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery of Redemption
Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the
Redemption Instruments are customarily traded.

DB3/ 201028270.1

will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S.

market. ETF Shares will settle through the DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of a Fund’s shares only upon validation that such securities have settled correctly. The settlement of a Fund’s shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3

Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.21

Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of a Fund’s shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of shares of the Fixed Income Funds.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the designated order cut-off time (“Order Cut-Off Time”) on the date such order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV per ETF

Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the Order Cut-Off Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date. On days when a Listing Market or the bond

21 Applicants note that ETF Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that ETF Shares of each Fixed Income
Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the Fund’s T+3 settlement date. As with other investment companies, the Act requires the Fixed Income
Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed
Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that
ETF Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such ETF Shares may trade in the secondary market at a slight premium to NAV per ETF Share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed
Income Funds. The market makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

DB3/ 201028270.1

markets close earlier than normal, the Funds may require custom orders to be placed earlier in the day.

The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases. The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Creation Deposit, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of ETF Shares to the book-entry account specified by the purchaser. The

Distributor will furnish a Prospectus (if required by law) and a confirmation order to those placing purchase orders. In addition to the information made available by the Adviser, the Listing Market will disseminate: (i) continuously throughout the regular trading hours (anticipated to be 9:30 a.m. to 4:00

p.m. or 4:15 p.m. ET, as specified by the Listing Market), through the facilities of the consolidated tape,

the market value of an ETF Share, and (ii) every 15 seconds throughout the regular trading hours a calculation of the estimated NAV of an ETF Share (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, ETF Shares are selling at a premium or a discount to NAV per ETF Share. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

3. Pricing of Fund

The price of ETF Shares trading on the Listing Market will be based on a current bid/offer market. The price of shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Positions held by such Fund. A Fund, available for purchase or sale on an intraday basis on the Listing Market, does not have a fixed relationship either to the previous day’s NAV per ETF Share nor the current day’s NAV per ETF Share. The market price of a

DB3/ 201028270.1

Fund’s shares therefore may be below, at, or above the most recently calculated NAV per ETF Share.

No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.

Transactions involving the sale of a Fund’s shares on the Listing Market will be subject to customary brokerage commissions and charges.

C. Likely Purchasers of Fund

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units directly from the Funds. One is institutional investors that desire to keep a portion of their portfolios invested in a professionally managed, diversified portfolio of securities and that find the Fund a cost effective means to do so. Another is market makers, who will purchase (and redeem) Creation Units in response to secondary market supply and demand, and for inventory control. A third category is arbitrageurs (many of whom are market makers), who seek to take advantage of any slight premium or discount in the market price of shares of a Fund on the Listing Market versus the cost of depositing (or redeeming) Creation Units. Applicants do not expect that market makers and arbitrageurs will hold positions in the Fund for any length of time unless the positions are appropriately hedged. Applicants believe that the purchase and redemption of Creation Units by these market participants will enhance the liquidity of the secondary market as well as keep the market price of a Fund’s shares close to their NAV.

Purchasers of a Fund’s shares in Creation Units may hold such Fund’s shares or sell them into the secondary market. Applicants expect that secondary market purchasers of a Fund’s shares will include both institutional investors and retail investors for whom such shares provide a useful, retail-priced,

exchange-traded mechanism for investing in a professionally managed, diversified portfolio of securities.

D. Disclosure Documents

DB3/ 201028270.1

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,22 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers.

It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of a Fund’s shares.23

E. Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the

Fund and a conventional “open-end investment company” or “mutual fund.” A Fund will not be advertised or marketed or otherwise “held out” as shares of a traditional open-end investment company or

22 Applicants note that Prospectus delivery is not required in certain instances, including purchases of a Fund by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in a Fund (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to a Fund will be reminded that under Securities Act Rule
153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing
Market in connection with a sale on such Listing Market, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Listing Market upon request.

23 To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

DB3/ 201028270.1

a mutual fund. To that end, the designation of a Fund in all marketing materials will be limited to the terms “actively-managed exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust,”

without reference to an “open-end fund” or a “mutual fund.” except to compare and contrast a Fund with other open-end funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or a Fund’s shares traded on the Listing Market, or refer to redeemability, will prominently disclose that ETF Shares are not individually redeemable and will disclose that the owners of the Fund may acquire those shares from the Fund or tender those shares for redemption to the Fund in

Creation Units only. This type of disclosure also will be provided in the shareholder reports issued or circulated in connection with the Shares. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

F. Availability of Information Regarding the Fund

The Distributor intends to maintain a website that will include each Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per ETF Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per

ETF Share (the “Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per ETF Share. The website and information will be publicly available at no charge. The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per ETF Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Business Day, before the open of trading on the Listing

Market, each Fund will cause to be published through the NSCC the names and quantities of the

DB3/ 201028270.1

instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. On each Business Day, before commencement of trading in shares of a Fund on a Fund’s Listing

Market, each Fund will disclose on the website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per ETF Share at the end of the

Business Day. The disclosure will look through any Wholly-Owned Subsidiary and identify the specific

Portfolio Holdings held by that entity. The website and information will be publicly available at no charge.24

In addition to the list of names and amount of each instrument constituting the current Creation Basket, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day,

per outstanding ETF Share of each Fund, will be made available. The Listing Market will disseminate,

every 15 seconds during the Listing Market’s regular trading hours, through the facilities of the

Consolidated Tape Association, an estimated NAV, which is an amount per ETF Share representing the sum of the estimated Balancing Amount effective through and including the previous Business Day, plus the current value of the Portfolio Positions, on a per ETF Share basis. This amount represents the estimated NAV of an ETF Share. The Funds will not be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

G. Operational Fees and Expenses; Shareholder Transaction Expenses

All expenses incurred in the operation of the Funds will be allocated among the various Funds in accordance with the Funds’ Service Agreement.25 No sales charges for purchases of shares of any Fund

24 Under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

25 In 1975, the Commission granted exemptive relief to certain funds advised and managed by Wellington
Management Company that permitted those funds to internalize their corporate administrative functions by owning and operating a service company – VGI– that would provide those functions at cost (Refer to Investment Company
Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order). The 1975 order was amended in

DB3/ 201028270.1

will be imposed. As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its shares.

H. Shareholder Reports

With each distribution, a Fund will furnish to DTC Participants for distribution to Beneficial Owners of

ETF Shares information setting forth the amount being distributed, expressed as a dollar amount per ETF

Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions. After the end of each fiscal year, each Fund will make available to DTC Participants, for distribution to each person who was a Beneficial Owner of ETF Shares at the end of the fiscal year, an annual report to shareholders containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules

1981, 1983, 1987 and 1992, in each case to increase VGI’s authorized capital. See Investment Company Act
Release Nos. 1176 (May 4, 1981); 13613 (Nov. 3, 1983); 15846 (July 2, 1987); and 19184 (Dec. 29, 1992). None
of the amending orders affected the allocation methodologies). Before granting the 1975 order, the Commission reviewed a proposed Funds’ Service Agreement under which each Vanguard fund would pay VGI its portion of the actual cost of operating VGI. After the 1975 order was granted, the Vanguard funds entered into the Funds’ Service
Agreement with VGI, which agreement, as amended, is still in effect. According to the most recent version of the agreement, each Vanguard fund must pay VGI “its share of the direct and indirect expenses of [VGI’s] providing corporate management and administrative services, including distribution services of an administrative nature, as allocated among the funds, with allocation of indirect costs based on one or more of the following methods of allocation . . .” – those methods being net assets, personnel time of VGI employees, number of shareholder accounts, and/or such other methods of allocation as may be approved by VGI’s Board of Directors. In 1981, after several contested administrative hearings, the Commission granted further relief that permitted the Vanguard funds to internalize the funds’ marketing and distribution through a new subsidiary of VGI – VMC - that would provide distribution services at cost (Refer to Investment Company Act Release No. 11645 (Feb. 25, 1981) (Opinion of the
Commission and Final Order). The 1981 order concluded that “[t]he proposed plan benefits each fund within a reasonable range of fairness. Specifically, the plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the [f]unds to realize substantial savings from advisory fee reductions;
promotes savings from economies of scale; and provides the [f]unds with direct and conflict-free control over distribution functions). The 1981 order requires that VMC’s expenses be allocated among the Vanguard funds according to a formula (the “Distribution Formula”) based 50% on a fund’s average month-end net assets during the preceding quarter relative to the average month-end net assets of the other Vanguard funds, and 50% based on the fund’s sales of new shares relative to the sales of new shares of the other Vanguard funds during the preceding
24 months. To ensure that a new fund is not unduly burdened, the Distribution Formula includes a ceiling so that no fund’s payment (expressed as a percentage of its assets) exceeds 125% of the average expenses of the funds as a group (expressed as a percentage of the group’s total assets). In addition, no fund may pay more than 0.2% of its average month-end net assets for distribution. After the SEC issued the 1981 order, the Funds’ Service Agreement was amended to include the Distribution Formula.

DB3/ 201028270.1

and regulations. Copies of semi-annual shareholder reports will also be made available to DTC

Participants for distribution to Beneficial Owners of ETF Shares.

IV. IN SUPPORT OF THE APPLICATION

Applicants seek an order from the Commission permitting: (1) a Fund to issue ETF Shares that are redeemable in Creation Units only; (2) secondary market transactions in ETF Shares at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after

Creation Units are tendered for redemption, and (4) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the

Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that shares of each Fund afford significant benefits in the public interest.

Among other benefits, availability of ETF Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable ETF Shares, a low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting prevailing market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; attract capital to the U.S. equity market;

DB3/ 201028270.1

and facilitate the implementation of diversified investment management techniques. The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”26 The ETF Shares proposed to be offered would provide an exchange-traded investment company product available to both retail and institutional investors. As such, Applicants believe the ETF Shares are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the
consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any
person concerned; the proposed transaction is consistent
with the policy of each registered investment company
concerned. ; and the proposed transaction is consistent
with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Fund based on

NAV per ETF Share. The Deposit and Redemption Instruments for a Fund are based on a standard applicable to all persons and valued in the same manner in all cases. Except with respect to cash as determined in accordance with the procedures described in subsection III.B.1 above, the Deposit

Instruments and Redemption Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, the

Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief

26 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

DB3/ 201028270.1

because the terms of such proposed transactions, including the consideration to be paid or received for the

Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transactions are (or will be) consistent with each Fund’s policies and with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are similar to those granted in the Prior Actively Managed ETF Orders.

V. REQUEST FOR ORDER

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management [investment] company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term

“redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately
his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Fund could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares of a Fund are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of Fund’s shares is that they can be redeemed only in Creation Unit-size aggregations. Because the redeemable Creation Units of a

Fund can be unbundled into individual shares that are not individually redeemable, a question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the

Act would be met if individual ETF Shares are viewed as non-redeemable securities. In light of this open question, Applicants request an order to permit each Trust to register or maintain its registration as an open-end management investment company and issue shares that are redeemable only in Creation Units,

DB3/ 201028270.1

as described herein.

Although ETF Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units it is expected that the market price of an individual ETF Share will not differ materially from its NAV. Historical data relating to other ETFs trading on Listing Markets support this view.

The relief requested and the structure described in this Application are very similar to that granted by the

Commission in the Prior Actively Managed ETF Orders, which permit Creation Units to be separated into shares that are not individually redeemable. Applicants believe that the issues raised in this Application,

with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Actively Managed ETF Orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of ETF

Shares may purchase the requisite number of ETF Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of ETF Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation

Units. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual ETF Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual ETF Shares for accumulation into a Creation Unit may outweigh the benefits of redemption. Applicants believe that the Commission has the authority under

Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act.

The Commission is authorized by Section 6(c) of the Act to exempt:

DB3/ 201028270.1

any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that each Fund’s shares will be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.

Applicants further believe that exempting the Funds to permit them to register as open-end investment companies and issue redeemable Creation Units that can be separated into individual ETF Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants request that this Application for an order of exemption be granted.

B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 provides, in relevant part, that:

No registered investment company issuing any redeemable
security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security,
and no principal underwriter of, or dealer in, any such
security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or
sell such security.

DB3/ 201028270.1

Shares of each Fund will be listed on a Listing Market and one or more market makers will maintain a market for such shares. ETF Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV per ETF Share next calculated after receipt of any sale order. Therefore, the purchase and sale of the shares of each Fund arguably will not occur at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per ETF Share next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting them from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of shares of each Fund on and away from the Listing Market at prices based on a bid/offer market, rather than the next computed NAV per ETF Share of the relevant

Fund. The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the shares of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3)

to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.27 The first two purposes --

preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in shares of a Fund.

Secondary market transactions in ETF Shares would not cause dilution for owners of such shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where

27 See Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 299-303;
Investment Company Act Release No. 13183 (April 22, 1983).

DB3/ 201028270.1

transactions directly involving Fund assets take place.28 Similarly, secondary market trading in ETF

Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of ETF Shares.

With respect to the third possible purpose of Section 22(d) – eliminating price competition between contract and non-contract dealers – Applicants represent that there will be no contract dealers. Moreover,

all dealers will have the ability to acquire shares of a Fund on the same terms (either by purchasing them on the secondary market or from the issuing Fund as part of a Creation Unit) and can thereafter sell them;

therefore, no dealer should have an advantage over any other dealer in the sale of ETF Shares. With respect to Rule 22c-1, which requires that dealers sell fund shares based at a price based on the next computed NAV, Applicants note that secondary market transactions in a Fund’s shares generally should occur at prices roughly equivalent to their NAV. If the price of a Fund’s shares should fall below the proportionate NAV per ETF Share of the underlying Fund assets, an investor needs only to accumulate enough individual ETF Shares to constitute a Creation Unit in order to redeem such Creation Unit at

NAV. Competitive forces in the marketplace should thus ensure that the difference between the NAV and the secondary market price for ETF Shares is not material. Applicants believe that the nature of the markets in the Portfolio Positions underlying the investment objective and strategy of each Fund,

including the liquidity and transaction costs associated with such Portfolio Positions, will be the primary determinant of premiums or discounts.

28 The purchase and redemption mechanisms, which include (i) the Transaction Fees imposed on creating and redeeming entities, and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing shareholders.

DB3/ 201028270.1

Applicants believe that the ability to execute a transaction in ETF Shares at an intra-day trading price has,

and will continue to be, a highly attractive feature to many investors. As has been previously discussed,

this feature would be fully disclosed to investors, and the investors would trade in ETF Shares in reliance on the efficiency of the market. Although the portfolio of each Fund will be managed actively,

Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The identities and quantities of the Portfolio

Positions of each Fund will be disclosed daily. Further, the portfolio could be reconstituted on a daily basis pursuant to the strategy of the Adviser. Information regarding any reconstitution will be made available to all market participants. On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming, and pricing Creation Units and pricing and trading Fund’s shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22(c)-1.

C. Exemption from the Provisions of Section 22(e)

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain Foreign and Global Funds under the circumstances described below.29

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

29 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

DB3/ 201028270.1

Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds and Global

Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors,

coupled with local market holiday schedules, could require a delivery process of up to 14 calendar days,

rather than the 7 calendar days required by Section 22(e). Applicants therefore request relief from

Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit. With respect to Funds that are

Foreign Funds or Global Funds, Applicants seek the relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days,

needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within 7 days. Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection. Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a

DB3/ 201028270.1

given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of

Creation Units less costly to administer, enhance the appeal of the product to institutional participants,

and thereby promote the liquidity of ETF Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds and

Global Funds that do not effect creations or redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days,

following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section

22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief,

including the Prior Actively Managed ETF Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by

Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and

DB3/ 201028270.1

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the Funds to effectuate purchases and redemptions of Creation Units in-kind. Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company , or any
affiliated person of such a person, promoter or principal
underwriter, acting as principal –

(1) knowingly to sell any security or other property to such registered investment company unless such sale involves
solely (A) securities of which the buyer is the issuer, (B)
securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust by the depositor thereof; [or]

(2) knowingly to purchase from such registered company
any security or other property (except securities of which the seller is the issuer)

Section 17(b) authorizes the Commission to grant an exemption from Section 17(a) upon application if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates,

DB3/ 201028270.1

the Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g.,

Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the

Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a). Section

2(a)(3) of the Act defines an affiliated person of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the
outstanding voting securities of such other person; (B) any
person 5 percentum or more of whose outstanding voting
securities are directly or indirectly owned, controlled, or
held with power to vote, by such other person; (C) any
person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any
officer, director, partner, copartner or employee of such
other person; [and] (E) if such other person is an investment company, any investment adviser thereof or any member of
an advisory board thereof.

Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies” of a company and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.” The Funds may be deemed to be controlled by its Adviser or an entity controlling, controlled by or under common control with its Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by its Adviser or an entity controlling, controlled by or under common control with its Adviser (an “Affiliated Fund”).

There exists a possibility that, with respect to one or more Funds, an institutional investor could own 5%

or more of that Fund, or in excess of 25% of the outstanding shares of a Fund, making that investor an affiliated person of the Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. For so long as such an investor is deemed to be an affiliated person, Section 17(a)(1) could be read to prohibit that investor from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, Section 17(a)(2) could be read to prohibit such an investor from entering into an in-

DB3/ 201028270.1

kind redemption procedure with a Fund. Since the Section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-

kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the shares of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination among purchasers or among redeemers. Deposit

Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption

Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Except with respect to cash as determined in accordance with the procedures described in subsection

III.B.1 above, the Deposit Instruments and Redemption Instruments for a Fund will be the same, and in-

kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-

kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms

DB3/ 201028270.1

reasonable to the Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Positions held by a

Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or the Applicants to effect a transaction detrimental to the other holders of shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing

Portfolio Positions held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV per ETF Share will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to

Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c),

the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI. EXPRESS CONDITIONS TO THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The shares of a Fund will not be advertised or marketed or otherwise “held out” as shares of a traditional open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETF Shares are not individually redeemable and that owners of ETF Shares may acquire those shares from the Fund and tender those shares for redemption to the Fund in Creation Units only.

DB3/ 201028270.1

2. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per

ETF Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask

Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3. As long as a Fund operates in reliance on the Order, its Fund’s shares will be listed on a Listing

Market.

4. On each Business Day, before commencement of trading in ETF Shares on a Fund’s Listing Market,

the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the

Fund that will form the basis for the Fund’s calculation of NAV per ETF Share at the end of the Business

Day.

5. An Adviser and any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any

Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

7. The relief requested in this Application will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation and offering of an exchange-traded class of shares of actively managed funds.

VII. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.
(202) 373-6799
Morgan, Lewis & Bockius LLP

DB3/ 201028270.1

2020 K Street N.W.
Washington, D.C. 20006

Brian P. Murphy
The Vanguard Group, Inc.
Mail Stop V26
P.O. Box 2600
Valley Forge, PA 19482-2600

VIII. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the persons and address printed on the Application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Heidi Stam, Secretary, Managing Director, and

General Counsel of VGI, Senior Vice President and Director of VMC, and Secretary of each of the

Trusts, is authorized to sign and file this document on behalf of VGI, VMC, and the Trusts. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested

Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the

Commission issue an Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the Relief requested by this Application.

Dated: August 17, 2016

Each of the Vanguard Trusts identified as an
Applicant to this Application

DB3/ 201028270.1

By: /s/ Heidi Stam
Name: Heidi Stam
Title: Secretary

The Vanguard Group, Inc.
By: /s/ Heidi Stam
Name: Heidi Stam
Title: Secretary, Managing Director and
General Counsel

Vanguard Marketing Corporation
By: /s/ Heidi Stam
Name: Heidi Stam
Title: Senior Vice President and Director

DB3/ 201028270.1

Verifications

The undersigned states that she has duly executed the attached Application dated
August 17, 2016 for and on behalf of The Vanguard Group, Inc., Vanguard Marketing
Corporation, and each of the Vanguard funds identified on the cover page as an Applicant to this Application (the “Trusts”); that she is an officer and/or a director of each of those entities; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

The Vanguard Group, Inc.
By: /s/Heidi Stam
Name: Heidi Stam
Title: Secretary, Managing Director, and
Counsel

Vanguard Marketing Corp.
By: /s/Heidi Stam
Name: Heidi Stam
Title: Senior Vice President and Director

The Trusts
By: /s/Heidi Stam
Name: Heidi Stam
Title: Secretary

DB3/ 201028270.1